Guardant Health, Inc.
505 Penobscot Dr.
Redwood City, California 94063
May 20, 2019
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention:    Ruairi Regan

Re:	Guardant Health, Inc. Registration Statement on Form S-1 Filed on May 20, 2019
Ladies and Gentlemen:
In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 filed on May 20, 2019 (the “Registration Statement”) of Guardant Health, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on May 22, 2019, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Shayne Kennedy at (714) 755-8181 or, in his absence, Drew Capurro at (714) 755-8008.
Thank you for your assistance in this matter.

Very truly yours,

GUARDANT HEALTH, INC.

By:	/s/ Helmy Eltoukhy
Helmy Eltoukhy
Chief Executive Officer

CC:	Michael Wiley, Guardant Health, Inc.
B. Shayne Kennedy, Latham & Watkins LLP
Charles S. Kim, Cooley LLP